Exhibit 4.37
24 March 2020

EURONAV NV
LONG TERM INCENTIVE PLAN 2020

1	Definitions

“Acceptance Notification”	:
means the written notification substantially in the form as attached in Annex A to this Plan whereby the Beneficiary notifies the Company of his/her full or partial acceptance of the LTIP Grant, in accordance with the provisions set out in this Plan;

“Affiliate”	:	means, in relation to any person or legal entity, any undertaking or person which relates to that person or legal entity as set out in Article 1:20 of the Belgian Companies and Associations Code;
“Average Share Price”	:	;
“Bad Leaver Event”	:	;
“Beneficiary”	:	;
“Business Day”	:	;
“Cause”	:	means fraud or gross negligence / misconduct by (an Affiliate of) a Participant;
“Company”	:	;
“Change of Control”	:
means the occurrence of any of the following events:
(i)    the consummation of an amalgamation, merger consolidation or similar form of corporate transaction involving the Company and as a result of which at least thirty per cent (30%) of the outstanding shares of the combined entity are held by (a) one new shareholder, or (b) a group of shareholders acting in concert, and which is followed by a change of the majority of the Supervisory Committee within twelve months; or
a change of Control;

“Control”	:	;
“Delivery Date”	:	;
“Disability”	:
means the permanent disablement of (the person Controlling) a Participant which prevents that Participant from attending any business or occupation for which he/she is reasonably suited by training, education or experience and which lasts twelve consecutive months and at the end of such twelve-month period is beyond reasonable hope of improvement;

“Good Leaver Event”	:	means the termination of the Professional Relationship between a Participant and a Group Company due to any of the reasons described in Article 6.1 of this Plan;
“Group”	:	;
“Group Company”	:	means any company being part of the Group;
“Management Board”	:	means the management board (‘directieraad’) of the Company;
“Leaver Instance”	:	;
“LTIP Award”	:	;
“LTIP Grant”	:	;
“Offer”	:	;
“Offer Date”	:	means the date a Beneficiary is notified in writing by the Supervisory Board that he or she is offered a LTIP Grant;
“Participant”	:	means an individual person or a legal entity who is an RSU Holder;

“Peer”	:	;
“Plan”	:	;
“Professional Relationship”	:
means the employment contract between (an Affiliate of) a Participant and a Group Company, a Service Agreement between (an Affiliate of) a Participant and a Group Company or the mandate of (an Affiliate of) a Participant at a Group Company;

“Remuneration Committee”	:	means the remuneration committee of the Company;
“Resignation”	:	means the termination of the Professional Relationship with the Group Company by the Participant (or its Affiliate) for motives other than a Good Leaver Event;
“Retirement”	:	;
“RSU”	:	;
“RSU Holder”	:	;
“Secretary”	:	;
“Service Agreement”	:
means each agreement pursuant to which services, such as among others management or consultancy services, are rendered by a self-employed individual or a legal entity for the benefit of a Group Company;

“Shares”	:	;
“Supervisory Board”	:	means the supervisory board (‘raad van toezicht’) of the Company or any person or committee duly authorized by the supervisory board of the Company;
“TSR”	:
means the total shareholder return on the Company’s or a Peer’s shares between two given dates and that is calculated as follows:
A = [(B – C) + D] / C
whereby:
•
A = TSR
•    B = Average Share Price of the share on the end date of the period for which the TSR is calculated;
•    C = Average Share Price of the share on the commencing date of the period for which the TSR is calculated; and
•    D = the amount of dividends received in respect of one share during the period between the commencing date and the end date.

2	Object of the Plan

2.1
The purpose of this Plan is to align Participants and shareholder interests by providing a proportion of variable compensation directly linked to the performance of the Company’s Share price. This variable compensation is structured as a LTIP Grant composed out of RSUs.

2.2	Each RSU grants the RSU Holder a conditional right to receive one (1) Share for upon vesting of the RSU.

3	Offer of LTIP Grants

3.1	Offer

3.1.1
The Supervisory Board, upon recommendation of the Remuneration Committee, determines the number of RSUs (the LTIP Grant) offered to each Beneficiary under this Plan. In this respect, the number of RSUs to be offered will be determined based on the Share price on the Offer Date.

3.1.2	An Offer does not entail any right for a Beneficiary to additional Offers of LTIP Grants in the future.

3.1.3	The Offer of LTIP Grants under this Plan does not give rise to an implied guarantee of continuous employment by the Group Companies.

3.2	Form of the Offer
The Company notifies the Beneficiary by means of a written notification of the number of RSUs offered to such Beneficiary under the LTIP Grant (the “Offer”).

3.3	Free Offer
The LTIP Grants are offered to the Beneficiaries for no consideration.

3.4	Acceptance or refusal of LTIP Grants

3.4.1
Any Beneficiary should accept all or part of the LTIP Grant offered to him by returning a duly completed and executed Acceptance Notification to the Secretary within ninety (90) calendar days after the Offer Date, unless indicated otherwise in the Offer. If the Acceptance Notification is not received in due time, the LTIP Grant shall be deemed to have been refused by the Beneficiary and the rights of the concerned Beneficiary with regard to the LTIP Grant are automatically cancelled. The same is true for explicitly refused LTIP Grants. No financial compensation shall be granted to the Beneficiary for any implicit or explicit refusal.

3.4.2
A Beneficiary has the possibility to accept only part of the LTIP Grant granted to him/her. To this effect, the Beneficiary should mention the exact number of accepted RSUs in the Acceptance Notification. If the Beneficiary accepts only part of the RSUs granted to him/her, he/she shall be deemed to have refused the other RSUs offered to him/her. In such case, no financial compensation shall be granted to the Beneficiary for the refused RSUs.

3.4.3	Through their acceptance of (part of) the LTIP Grants by means of the Acceptance Notification, the Beneficiaries of LTIP Grants unconditionally accept all the provisions contained in this Plan.

3.4.4	In due course the Company will confirm the Beneficiary’s election to accept or to refuse the LTIP Grant and the number of RSUs accepted, if any.

4	General Terms of the LTIP Awards

4.1
LTIP Awards granted to Beneficiaries are strictly personal and not eligible for transfer of ownership title or any other form of transfer of (ownership) rights, except in the event of decease in which case the LTIP Awards will be transferred to the heirs.

4.2	LTIP Awards cannot be pledged or encumbered directly or indirectly in any way.

4.3
LTIP Awards that have been transferred, pledged or encumbered directly or indirectly in any way in violation of Article 4.1 and/or Article 4.2 of this Plan, shall lapse automatically without any financial compensation for the Beneficiary or its transferee.

5	Specific terms of the RSUs

5.1	Vesting of the RSUs

5.1.1	Subject to Article 10 of this Plan, the RSUs held by an RSU Holder may vest in accordance with the principles set forth in this Article 5.1, during a period of three (3) years as from the Offer Date.

5.1.2	Vesting based on the Relative TSR of the Company’s Shares

(i)	75% of all RSUs accepted by an RSU Holder may vest depending on the TSR of the Company’s Shares in relation to the TSR of the shares of following entities (jointly hereinafter the “Peers”):

(a)	Frontline US (NYSE: FRO);

(b)	Teekay Tankers (NYSE: TNK);

(c)	DHT (NYSE: DHT);

(d)	International Seaways (NYSE: INSW); and

(e)	Nordic American Tankers (NYSE: NAT);

(ii)	On the first (1st), second (2nd) and third (3rd) anniversary of the Offer Date, such number of an RSU Holder’s RSUs will vest as calculated in accordance with following formula:
A = 75% x 1/3 x B x C
whereby:

•	A = the number of RSUs that will vest in respect of an RSU Holder on such anniversary of the Offer Date;

•	B = the aggregate number of RSUs accepted by such RSU Holder; and

•	C = such percentage which, depending on the TSR of the Company’s Shares on such anniversary of the Offer Date, is established in accordance with the table below:

Company’s Shares’ TSR in relation to Peers’ shares’ TSRs on such anniversary of the Offer Date	C
Company’s Shares’ TSR is equal to or higher than the highest ranking Peer’s shares’ TSR	100%
Company’s Shares’ TSR is equal to or higher than the second highest ranking Peer’s shares’ TSR (but lower than the highest ranking Peer’s shares’ TSR)	100%
Company’s Shares’ TSR is equal to or higher than the third ranking Peer’s shares’ TSR (i.e., the median) (but lower than the second highest ranking Peer’s shares’ TSR)	25%
All other cases	0%

and whereby the Company’s shares’ and the Peers’ shares’ TSRs will be calculated on a yearly basis, i.e. taking into consideration the Average Share Price of such share on (i) the relevant anniversary of the Offer Date and (ii) the previous anniversary of the Offer Date, c.q. the Offer Date itself for calculation on the first (1st) anniversary of the Offer Date.

(iii)	In the event that one of the Peers is delisted from NYSE, such Peer’s TSR will be calculated as follows:

(a)	in the event the Peer has become insolvent, its TSR will be equal to minus one percent (-1%) as from the date of the insolvency (and such TSR will be used for any subsequent year, if applicable);

(b)
in the event that the Peer is taken over by Euronav, such Peer’s TSR will be calculated based on the Average Share Price as per the date prior to the announcement of the bid (and such TSR will be used for any subsequent year, if applicable); and,

(c)
in the event that the Peer is delisted in other circumstances, such Peer’s TSR will be calculated based on the Average Share Price as per the date prior to the delisting of such Peer (and such TSR will be used for any subsequent year, if applicable).

(iv)
In the event any other corporate event takes place with respect to a Peer (including, but not limited to, a stock split or consolidation, a rights issue, etc.), the TSR will be calculated by analogy to the aforementioned principles, whereby the calculation will be done in such a way as to lead to a result as if no such corporate event had taken place.

5.1.3	Vesting based on the absolute TSR of the Company’s Shares

(i)	25% of all RSUs accepted by an RSU Holder may vest depending on the TSR of the Company’s Shares, whereby the TSR will be calculated over a period of one (1), two (2) and (3) years, as set forth below.

(ii)
On the first (1st), second (2nd) and third (3rd) anniversary of the Offer Date, (a) the Company’s Shares’ TSR will be calculated, based on the Company’s Average Share Price on such date, vis-à-vis the Company’s Average Share Price on the Offer Date, and (b) on each of such dates, such number of an RSU Holder’s RSUs will vest as calculated in accordance with following formula:

A = 25% x 1/3 x B x C
whereby:

•	A = the number of RSUs that will vest in respect of an RSU Holder on such anniversary of the Offer Date;

•	B = the aggregate number of RSUs accepted by such RSU Holder; and

•
C = such percentage which, depending on the TSR of the Company’s Shares on such anniversary of the Offer Date (calculated based on the Average Share Price on such anniversary vs. the Average Share Price on the Offer Date), is established in accordance with the table below:

TSR over 1 year (to be used on the 1st anniversary of the Offer Date)	TSR over 2 years (to be used on the 2nd anniversary of the Offer Date)	TSR over 3 years (to be used on the 3rd anniversary of the Offer Date)	C
<6.6%	<13.3%	<20%	0%
6.6%	13.3%	20%	33%
13.3%	26.6%	40%	66%
20%	40%	60%	100%
>20%	>40%	>60%	100%

but whereby (contrary to the vesting in accordance with Article 5.1.2 whereby no straight-line interpolation will apply), such percentage of RSUs that shall be considered vested (‘C’ in the table above) will gradually increase, pro rata the value of the TSR in relation to the thresholds mentioned in the table (i.e. using straight-line interpolation), on the condition that the first threshold is reached (and C will therefore never be equal to any value between 0% and 33%).

5.1.4
Any RSUs that are not vested in accordance with Article 5.1.2 or Article 5.1.3, will become null and void, without the possibility for the RSU Holders to claim any compensation therefore from the Company.

5.1.5
Fractions of Shares will not be granted upon vesting of RSUs. In the event that the abovementioned calculations lead to a number of vested RSUs that is not a whole number, the number of vested RSUs will be rounded to the nearest whole number (whereby 0.50 will be rounded up).

5.2	Delivery of the RSUs

5.2.1	RSUs that are considered to have vested in accordance with Article 5.1 will be delivered on the first Business Day after the third (3rd) anniversary of the Offer Date (the “Delivery Date”).

5.2.2	Ownership of such Shares to be delivered to an RSU Holder shall transfer to the RSU Holder on the Delivery Date.

5.2.3
In the event that the Company has paid dividends between the Offer Date and the Delivery Date, the RSU Holder shall be entitled to receive such dividends and such dividends will be paid in cash to the RSU Holder on the Delivery Date.

5.2.4
At the election of the Participant, the Company and the Participant may agree, prior to a Delivery Date, that the Shares to be delivered to the Participant will be subject to a lock-up period of minimum two (2) years as of the Delivery Date.

6	Lapse of the LTIP Awards in a Leaver Instance

6.1	Good Leaver Events
In the event of Retirement, decease or Disability of (the person Controlling) a Participant:

6.1.1	RSUs held by that Participant will continue to vest in accordance with the provisions of this Plan, until the next anniversary of the Offer Date after the occurrence of such Good Leaver Event;

6.1.2
such number of RSUs vested on the next anniversary of the Offer Date will be decreased pro rata the number of days lapsed since the (previous anniversary of the) Offer Date and the date on which such Good Leaver Event occurred, unless the Supervisory Board, upon recommendation of the Remuneration Committee, would decide otherwise;

6.1.3	the delivery of Shares following the vesting of such number of RSUs as calculated in accordance with this Article 6.1 will occur in accordance with the provisions of this Plan;

6.1.4
all other RSUs that have been accepted by such Participant and that have not vested prior to the occurrence of the Good Leaver Event or in accordance with this Article 6.1 will lapse automatically without any payment, unless the Supervisory Board, upon recommendation of the Remuneration Committee, would decide otherwise. No Group Company can be held liable for the potential loss incurred by a Participant as a result of the lapsing of the LTIP Awards.

6.2	Bad Leaver Event

6.2.1
If the Professional Relationship between (the Affiliate of) a Participant and a Group Company is terminated by the Group Company for Cause prior to the fifth (5th) anniversary of the Offer Date, all RSUs held by the Participant shall lapse automatically, without any payment, unless the Supervisory Board, upon recommendation of the Remuneration Committee, would decide otherwise. No Group Company can be held liable for the potential loss incurred by a Participant as a result of the lapsing of the LTIP Awards.

6.2.2
In case of Resignation by the Participant or the relevant Group Company prior to the third (3rd) anniversary of the Offer Date or in case of termination of the Professional Relationship in mutual agreement prior to the third (3rd) anniversary of the Offer Date, all RSUs held by that Participant shall lapse automatically, without any payment, upon first notification of such termination of the Professional Relationship, unless the Supervisory Board upon recommendation of the Remuneration Committee, would decide otherwise. No Group Company can be held liable for the potential loss incurred by a Participant as a result of the lapsing of the LTIP Awards.

6.2.3
In the event that any major health & safety or environmental (HSE) issues occur prior to the third (3rd) anniversary of the Offer Date, the Supervisory Board, upon the discretionary recommendation of the Remuneration Committee, may decide to reduce or cancel RSUs that have been granted to RSU Holders (whether vested or not), as it deems appropriate in light of such HSE incident that has occurred.

6.2.4
If the circumstances as described in Article 6.2.1, 6.2.2 or 6.2.3 apply and Shares have already been delivered to the relevant Participant, then the Company will have a call option on all such Shares delivered to the Participant in accordance with this Plan, pursuant to which the Company or any other Group Company as may be appointed by the Company has the right to purchase all Shares delivered to the Participant in accordance with this Plan, whereby the purchase price for all such Shares will be equal to one euro (EUR 1.00) in total, unless the Supervisory Board upon recommendation of the Remuneration Committee, would decide otherwise. No Group Company can be held liable for the potential loss incurred by a Participant as a result of the exercise of the call option on such Shares.

7	Nature and characteristics of the Shares

7.1
The Share acquired as a result of the vesting of an RSU shall have the same rights and benefits as attached to the other Shares of the Company, and shall be subject to the articles of association of the Company as applicable at the time of delivery of the Share.

7.2
Except as set out in this Plan (including in particular Article 6.2.4), no Participant shall have any rights as a holder of Shares with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares.

7.3	The Shares acquired as a result of the vesting of an RSU shall be in dematerialised form.

8	Change of Control
In the event of a Change of Control, all (and not part of the) LTIP Awards shall automatically be deemed vested and shall be delivered, in accordance with the terms and conditions of this Plan.

9	Adjustments

9.1	Adjustment of the LTIP Awards

In the event of any extraordinary dividend or other extraordinary distribution or if an adjustment of the Share capital would occur, including a capital decrease as a result of a reimbursement to the shareholders, an incorporation of reserves in the capital with the issuance of new Shares, the issuance of new Shares, profit Shares, convertible bonds, bonds with a subscription right, a change of the statutory provisions with respect to the distribution of reserves and other profits and/or the distribution of liquidation bonuses or the distribution as a result of the dissolution of the Company, or a merger, contribution or the transfer of Shares as a consequence of a Share exchange, the number of the nominal amount of the Shares included in each RSU, can be adjusted, even retroactively, if and to the extent that this is deemed necessary by the Supervisory Board, as decided fully discretionary, in order to maintain the value of the benefits attached to the LTIP Awards.

9.2	Notification
The Supervisory Board will notify the Participants of each adjustment as referred to in Article 9.1 of this Plan.

10	General

10.1	Notifications
Each notification which should be given to the Beneficiary/Participant or each document which should be provided to the Beneficiary/Participant with respect to this Plan, can be delivered at his home address as communicated to the Company, or any other address which the Company reasonably seems appropriate.

10.2	Decision of the Supervisory Board
The decisions of the Supervisory Board concerning the interpretation of the Plan or concerning any dispute with respect to a LTIP Award or with respect to any affair which relates to this Plan, will be final and decisive.

10.3	Changes to the Plan

10.3.1
The Supervisory Board can change the Plan and/or adjust the terms and conditions of the LTIP Awards if they believe that that is necessary or required taking into account, to be in accordance with, or for the moderation of the relevant legal provisions applicable in any relevant jurisdiction, including, but not limited to, tax provisions and securities regulations and currency regulations, provided that it is the intention of the Supervisory Board to maintain the terms and conditions of the LTIP Awards granted to such Beneficiaries/Participants in line with the terms and conditions granted to the other Beneficiaries/ Participants.

10.3.2	The Supervisory Board will notify the Beneficiaries/Participants as soon as possible of each change as referred to in Article 10.3.1 of this Plan.

10.4	Taxes and Expenses

10.4.1
The possible taxes, duties, parafiscal levies due by the Participant as a result of the grant and/or vesting of RSUs and/or delivery of the Shares, will be exclusively borne by the Participant, without the possibility to claim any compensation therefore from the Company.

10.4.2
The Company and/or any Group Company are entitled to withhold any amount and conclude any agreement they deem necessary or useful in order to comply with any tax and/or social security obligation that results from the grant and/or vesting of the RSUs and/or delivery of the Shares in accordance with this Plan.

10.4.3	Without prejudice to Articles 10.4.1 and 10.4.2 of this Plan, all costs with respect to the implementation of this Plan will be borne by the Company.

10.5	Nature of the Plan
Notwithstanding any provisions to the contrary included in the Plan:

10.5.1
the granting of the LTIP Awards is not to form part of the rights held by the Participant (or his/her Affiliate) with respect to remuneration or benefits under his/her Professional Relationship with a Group Company;

10.5.2
nothing contained in the Plan shall prevent the Company or any Group Company from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of RSUs, other types of equity-based awards (subject to approval of the shareholders of the Company if such approval is required) and cash incentive awards, and such arrangements may be either generally applicable or applicable only in specific cases.

10.5.3
the Plan does not confer upon the Participant any right to the continuation of his/her (Affiliate’s) Professional Relationship or continued performance under a statutory position for any period and therefore does not prevent any Group Company from terminating the Professional Relationship or statutory position in accordance with applicable regulations;

10.5.4	the granting of the LTIP Awards cannot be considered as a right acquired for the future.

10.6	Severability
If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

10.7	Governing Law

10.7.1	The Plan, all RSUs and their implications are governed by Belgian Law.

10.7.2	The courts of Antwerp (division Antwerp) have exclusive jurisdiction.